Exhibit 99.1

Phoenix Asia Holdings Limited Announces Addition to Board of Directors

Hong Kong, September 2, 2025 – Phoenix Asia Holdings Limited (the “Company” or “Phoenix Asia”) (NASDAQ: PHOE), a Hong Kong-based company mainly engaged in substructure works whose mission it is to become a premier substructure contractor in Hong Kong, announces a significant update in its board of directors (the “Board of Directors”).

Phoenix Asia is pleased to announce the increase in the size of its Board of Directors by one (1), bringing the total number of directors to five (5) and the appointment of Yu Gao to its Board of Directors as the fifth director. Ms. Gao, age 44, has over 15 years of experience in business administration. Her expertise will be pivotal to Phoenix Asia’s future business development.

“We are excited to welcome Yu Gao to our Board of Directors,” stated Chi Kin Kelvin Yeung, CEO of Phoenix Asia. “Her business administration experience will undoubtedly bring fresh insights to the Company.”

About Yu Gao

Ms. Yu, Gao, age 44, has over 15 years of experience in business administration. Since February 2023, Ms. Gao has been an executive director of Master Success International Investment Limited. From November 2017 to January 2024, Ms. Gao was a vice president and director of Beijing Ruibailing Technology Company Limited. From May 2007 to April 2015, Ms. Gao was a deputy general manager of Guangdong Century Qingshan Nickel Industry Company Limited. Ms. Gao obtained a bachelor in journalism from the Communication University of China in 2008.

About Phoenix Asia Holdings Limited

Phoenix Asia Holdings Limited is a Hong Kong-based company mainly engaged in substructure works, such as site formation, ground investigation and foundation works, in Hong Kong. With a mission to become a premier substructure contractor in Hong Kong, the Company strives to deliver unparalleled customer satisfaction, the highest standards of work and safety, and exceptional craftsmanship and environmental performance. The Company conducts its business through its wholly-owned Hong Kong operating subsidiaries, Winfield Engineering (Hong Kong) Limited. For more information, please visit the Company’s website: https://ir.winfield.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Phoenix Asia Holdings Limited

Investor Relations Department

Email: ir@winfield.hk